                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

[X]             ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
             SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
                FOR THE FISCAL YEAR ENDED JANUARY 31, 2002

OR

[  ]            TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
             SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

          A. Fulltitle of the Plan and the address of the Plan, if different from that of the issuer named below:

              THE BUCKLE, INC. CASH OR DEFERRED PROFIT SHARING PLAN

          B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office

                                THE BUCKLE, INC.
                              2407 WEST 24TH STREET
                                  P.O. BOX 1480
                          KEARNEY, NEBRASKA 68848-1480



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of The Buckle, Inc. Employee Benefits Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

              THE BUCKLE, INC. CASH OR DEFERRED PROFIT SHARING PLAN



Date 7/30/02                             By /s/ Dennis H. Nelson
    -----------------------------          -------------------------------------
                                           Dennis H. Nelson
                                           President and Chief Executive Officer

                              REQUIRED INFORMATION


Plan financial statements and schedules are prepared in accordance with the financial reporting requirements of ERISA and are included herein as listed in the table of contents below.


TABLE OF CONTENTS

    (a)      Financial Statements                                         Pages
             --------------------                                         -----

    Independent Auditors' Report                                             1

    Statements of Net Assets Available for Benefits
      January 31, 2002 and 2001                                              2

    Statements of Changes in Net Assets Available for Benefits
      for the Years Ended January 31, 2002 and 2001                          3

    Notes to Financial Statements                                           4-8

    (b)      Supplemental Schedule
             ---------------------

    Form 5500 Schedule H Part IV Line 4(i) -
      Schedule of Assets Held for Investment Purposes at End of Year         9

    (c)      Exhibits
             --------

    Exhibit A - Independent Auditors' Consent                               10



Schedules not filed herewith are omitted because of the absence of the conditions under which they are required.

INDEPENDENT AUDITORS' REPORT


The Buckle, Inc. Cash or Deferred Profit Sharing Plan
Kearney, Nebraska

We have audited the accompanying statements of net assets available for benefits of The Buckle, Inc. Cash or Deferred Profit Sharing Plan (the "Plan") as of January 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of January 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.




DELOITTE & TOUCHE LLP

Omaha, Nebraska
May 31, 2002

THE BUCKLE, INC.
CASH OR DEFERRED PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
JANUARY 31, 2002 AND 2001
--------------------------------------------------------------------------------

                                                                                             2002               2001
ASSETS:

  Cash and cash equivalents                                                              $     8,036        $    66,231
                                                                                         -----------        -----------

  Investments (Notes B and D):
    Mutual funds                                                                          12,450,423         14,754,395
    Common stock                                                                           2,764,333          2,823,299
    Guaranteed investment and interest contracts (Note F)                                  2,417,617          2,384,246
    Participant loans                                                                        705,519            661,033
                                                                                         -----------        -----------
           Total investments                                                              18,337,892         20,622,973
                                                                                         -----------        -----------

  Receivables:
    Accrued interest                                                                              42                  -
    Employer's contribution                                                                  557,923            550,448
                                                                                         -----------        -----------
                                                                                             557,965            550,448
                                                                                         -----------        -----------

           Total assets                                                                   18,903,893         21,239,652
                                                                                         -----------        -----------

LIABILITIES:

  Accrued expenses                                                                            14,921             11,589
                                                                                         -----------        -----------

  Net assets available for benefits                                                      $18,888,972        $21,228,063
                                                                                         ===========        ===========

The accompanying notes are an integral part of these financial statements.

THE BUCKLE, INC.
CASH OR DEFERRED PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED JANUARY 31, 2002 AND 2001
--------------------------------------------------------------------------------

                                                                                             2002               2001
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Investment income (loss):
    Net depreciation in fair value of investments (Note D)                               $(2,351,118)       $(1,560,909)
    Interest and dividends                                                                   335,764          1,788,688
                                                                                         -----------        -----------
                                                                                          (2,015,354)           227,779
                                                                                         -----------        -----------

  Contributions:
    Employees                                                                              1,479,075          1,487,508
    Employer                                                                                 555,942            550,448
                                                                                         -----------        -----------
                                                                                           2,035,017          2,037,956
                                                                                         -----------        -----------

           Total Additions                                                                    19,663          2,265,735
                                                                                         -----------        -----------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
  Benefits paid to participants                                                            2,310,377            939,931
  Administrative expense                                                                      48,377             43,129
                                                                                         -----------        -----------

           Total Deductions                                                                2,358,754            983,060
                                                                                         -----------        -----------

NET INCREASE (DECREASE)                                                                   (2,339,091)         1,282,675

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                                                       21,228,063         19,945,388
                                                                                         -----------        -----------

  End of year                                                                            $18,888,972        $21,228,063
                                                                                         ===========        ===========

The accompanying notes are an integral part of these financial statements.

THE BUCKLE, INC.
CASH OR DEFERRED PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2002 AND 2001
--------------------------------------------------------------------------------


A.    DESCRIPTION OF THE PLAN

      The following description of The Buckle, Inc. Cash or Deferred Profit Sharing Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan provisions.

      GENERAL - The Plan is a defined contribution plan covering all employees working 1,000 hours or more per year who have one year of service and are at least age twenty. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). It was established February 1, 1986 and last amended February 1, 1993. The Plan administrator is The Buckle, Inc. (the "Company"). The ABN-AMRO Asset Management serves as the Plan trustee and recordkeeper.

      CONTRIBUTIONS - Participants may contribute from 2% to 12% of their salary. The Company may contribute to the Plan at its discretion. The Company contributions to the Plan were $555,942 and $550,448 during the years ended January 31, 2002 and 2001, respectively. Contributions are subject to certain Internal Revenue Code limitations.

      PARTICIPANT ACCOUNTS - Individual accounts are maintained for each plan participant. Each participant's account is credited with the participant's contribution and an allocation of (a) the Company's discretionary contribution, (b) Plan earnings, and (c) forfeiture of terminated participants' nonvested accounts. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      VESTING - Participants are immediately vested in their voluntary contributions plus actual earnings thereon. The remainder of their accounts vest over a six-year period, as shown:


                                                                        Percent
Years of Service                                                        Vested

  Two                                                                     20%
  Three                                                                   40%
  Four                                                                    60%
  Five                                                                    80%
  Six                                                                    100%



      Years of service for vesting purposes requires working 1,000 hours or more during the Plan year.

      PARTICIPANT LOANS - Participants may borrow from their individual contribution accounts subject to maximum limitations as defined in the Plan. Loan terms range from one to five years or up to thirty years for the purchase of a primary residence. The loans are secured by the vested balance in the participant's account and bear interest at a rate based on the published prime rate plus 1%. Interest rates range from 5.75% to 10.5%. Principal and interest are paid ratably through bi-weekly payroll deductions.

      PAYMENT OF BENEFITS - On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her account, annual installments over a five-year period, or payment in the form of an annuity.

      FORFEITED ACCOUNTS - Forfeitures of terminated participants' nonvested accounts allocated to the individual accounts of participants remaining in the Plan during the years ended January 31, 2002 and 2001, were $65,370 and $131,430, respectively.

B.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING - The accounts of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America. The financial statements were prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 as permitted by the Securities and Exchange Commission's amendments to Form 11-K.

      USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

      VALUATION OF INVESTMENTS - The Plan's guaranteed investment contracts are recorded at fair value. The mutual funds, including the Company stock fund, are recorded at quoted market value of stocks comprising them. Money market accounts are recorded at the cash equivalent amount which approximates fair value. Participant loans are valued at cost plus accrued interest which approximates fair value.

      The net (depreciation) appreciation in the fair value of investments is based on the fair value of the investments at the beginning of the year or cost, if purchased during the year.

      Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

      EXPENSES - Administrative expenses are paid by either the employer or the Plan, in accordance with the terms of the Plan Services Agreement.

      PAYMENT OF BENEFITS - Benefit payments to participants are recorded upon distribution.

C.    TAX STATUS

      The Plan obtained its latest tax determination letter dated October 9, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax exempt as of the financial statement date. Therefore, no provision for income taxes has been included in the Plan's financial statements.

D.    INVESTMENTS

      Participants may direct their contributions into any of the following investment options:

        Growth Fund - Montag & Caldwell Growth N Fund: This fund invests in common stocks, preferred stocks and convertible bonds of companies.

        Growth and Income Fund - Washington Mutual Investors Fund: This fund invests in equity securities, generally in large, well established companies.

        The Buckle Stock Fund - The Buckle Inc.: This fund invests in the common stock of The Buckle, Inc. Within The Buckle Stock Fund, there is a reserve depository account, which is held for liquidity purposes. Approximately 1% to 5% of the total value of The Buckle Stock Fund is held in this reserve depository account in order to have cash available for potential distributions.

        Stable Value Fund - The ABN-AMRO Asset Management Stable Principal Value
        Investment: This fund is comprised of guaranteed investment and interest contracts which provide a fixed rate of return.

        International Equity Fund - The American Funds Group EuroPacific Growth
        Fund: This fund invests in equity securities of growth oriented companies outside of the U.S.

        Emerging Growth Fund - Van Kampen Emerging Growth - This fund invests in primarily common stocks of companies considered to be emerging growth.

        Balanced Fund - The American Funds Group Income Fund of America: This fund invests in both equity and debt securities.

        Index Fund - Vanguard Group Institutional Index Fund: This fund invests in large established companies.

        Global Fund - Janus Group Worldwide Fund: This fund invests in common stock of foreign and U.S. companies.

        Aggressive Growth Fund - SsgA Small Cap Fund: This fund invests in equity securities of small and medium sized U.S. companies.

      The following table presents the fair value of Plan investments which exceed 5% of net assets available for benefits as of January 31, 2002 and 2001.

                                                                                      2002              2001
Investments at Estimated Fair Value:
  Stable Value Fund:
    The ANB-AMRO Asset Management Stable Principal Value
      Investment                                                                   $2,417,617        $1,635,839

Investments at Fair Value as Determined by Quoted Market Price:
  Growth and Income Fund:
    Washington Mutual Investors Fund                                                3,055,392         3,049,124

  Growth Fund:
    Montag Caldwell Growth N Fund                                                   3,307,730         4,218,276

  Balanced Fund:
    The America Funds Group - The Income Fund of America                            1,116,560           950,780

  The Buckle Stock Fund:
    The Buckle, Inc.                                                                2,764,333         2,823,299

  International Equity Fund:
    The American Funds Group - Europacific Growth Fund                              2,339,416         3,105,521

  Emerging Growth Fund:
    Van Kampen Emerging Growth                                                      1,471,006         2,123,484

      During the years ended January 31, 2002 and 2001, the Plan's investments (including investments bought, sold, and held during the year) depreciated in value by $2,351,118 and $1,560,909, respectively, as follows:


                                                                                      Years Ended January 31,
                                                                                 -------------------------------
Net Change in Fair Value                                                              2002               2001
Investments at Fair Value as Determined by Quoted
  Market Price:
    Common stock                                                                   $ (64,000)         $ 654,422
                                                                                 -----------        -----------
    Mutual Funds:
      Growth Fund - Montag Caldwell Growth N Fund                                   (548,353)          (782,078)
      Growth and Income Fund - Washington Mutual Investors
        Fund                                                                        (151,778)           137,532
      International Equity Fund - The America Funds Group -
        Europacific Growth Fund                                                     (608,437)          (804,020)
      Emerging Growth Fund - Van Kampen Emerging Growth                             (765,575)        (1,120,732)
      Balanced Fund - The America Fund Group - The
        Income Fund of America                                                       (27,754)            54,499
      Index Fund - Vanguard Institutional Index Fund                                (125,987)           (27,596)
      Global Fund - Janus Group Worldwide Fund                                      (189,354)          (168,299)
      Aggressive Growth Fund - SsgA Small Cap Fund                                        80            326,139
                                                                                 -----------        -----------
           Total Mutual Funds                                                     (2,417,158)        (2,384,555)
                                                                                 -----------        -----------
Investment at Estimated Fair Value:
  Stable Value Fund - The ABN-AMRO Asset
    Management Stable Principal Value Investment                                     130,040            169,224
                                                                                 -----------        -----------

Net change in fair value                                                         $(2,351,118)       $(1,560,909)
                                                                                 ===========        ===========

E.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan, to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants all become 100% vested in their accounts. The Company may direct the Trustee either to distribute the Plan's assets to the participants, or to continue the Trust and distribute benefits as though the Plan had not been terminated.

F.    GUARANTEED INVESTMENT AND INTEREST CONTRACTS

      The Plan has entered into various non-benefit responsive guaranteed investment and interest contracts issued by insurance companies. These contracts are included in the financial statements at fair value. The crediting interest rate and yield at January 31, 2002 ranged from 5.25 to 8.12%.

G.    RELATED PARTY TRANSACTIONS

      Plan investments include The Buckle Stock Fund which is invested primarily in the stock of The Buckle, Inc., the Plan sponsor and, therefore, these investments and actual transactions qualify as party-in-interest.

      Certain guaranteed investment and interest contracts included in the stable value fund are managed by The ABN-AMRO Asset Management Company. The ABN-AMRO Asset Management Company has been the trustee and recordkeeper as defined by the Plan during the year ended January 31, 2002 and, therefore, these investments and actual transactions qualify as party-in-interest.

THE BUCKLE, INC.
CASH OR DEFERRED PROFIT SHARING PLAN

SUPPLEMENTAL SCHEDULE
FORM 5500 SCHEDULE H PART IV LINE 4(i)
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
JANUARY 31, 2002
--------------------------------------------------------------------------------

                               Column B                                             Column C                  Column E
                                                                           Description of Investment,
                                                                           Including Collateral, Rate
                     Identify of Issue, Borrower,                         of Interest, Maturity Date,          Current
                        Lessor or Similar Party                              Par or Maturity Value              Value
Growth Fund:
  Montag Caldwell Growth N Fund                                                  140,396 shares              $ 3,307,730

Growth and Income Fund:
  Washington Mutual Investors Fund                                               108,655 shares                3,055,392

The Buckle Stock Fund:
  *The Buckle, Inc.                                                             138,722, shares                2,764,333

Stable Value Fund:
  *The ABN-AMRO Asset Management Stable Principal Value Investment          Rates of 5.25% to 8.12%            2,417,617

International Equity Fund:
  The American Funds Group Europacific Growth Fund                               90,012 shares                 2,339,416

Emerging Growth Fund:
  Van Kampen Emerging Growth                                                     35,592 shares                 1,471,006

Balanced Fund:
  The American Funds Group Income Fund of America                                70,579 shares                 1,116,560

Index Fund:
  Vanguard Group Institutional Index Fund                                         6,319 shares                   634,512

Global Fund:
  Janus Group Worldwide Fund                                                     12,520 shares                   522,958

Aggressive Growth Fund:
  SsgA Small Cap Fund                                                              136 shares                      2,849

Participant Loans                                                           Rates of 5.75% to 10.5%              705,519
                                                                                                            ------------
                                                                                                            $ 18,337,892
                                                                                                            ============

* Party-In-Interest.